TITAN INTERNATIONAL, INC.

September 13, 2012

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed July 26, 2012
Response dated August 24, 2012
File No. 1-12936

Dear Mr. Decker,

We are responding to your comment letter dated August 29, 2012, which relates to Titan’s August 24, 2012 response to your previous comment letter.  Please see the attached Exhibit A for the Company’s responses to your letter.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Cheri T. Holley
Paul G. Reitz	Cheri T. Holley
Chief Financial Officer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1.
We note your response to prior comment one from our letter dated August 15, 2012. As previously requested, please provide the actual, specific terms of the original supply agreement.  For example, tell us the minimum number and maximum number of non-farm tires to be supplied to Goodyear that was stipulated in the agreement.  In addition, please provide us with the calculations you used to determine the original value of liability recorded in connection with this agreement.  If the liability was not based on the minimum amount of non-farm tires to be supplied to Goodyear as set forth in the agreement, please provide support for the number of tires you assumed you would sell to Goodyear.

Response to comment 1:

In April 2011, Titan International, Inc. (“Titan” or the “Company”) acquired The Goodyear Tire & Rubber Company’s (Goodyear) Latin American farm tire business.  In addition to farm tires, the Sao Paulo facility produced other products, primarily truck tires.  Titan did not purchase the non-farm tire business as a part of the acquisition of the Latin American farm tire business.  At the time of the Latin American farm tire acquisition, Titan and Goodyear entered into a three year supply agreement under which the Sao Paulo facility would continue to produce these items for Goodyear at cost.

The original supply agreement stipulated that Titan was to provide a minimum of 650,000 truck tires and a maximum of 726,900 truck tires in the first contract year.  The agreement did not specify exact numbers for the second and third year of the contract, but noted that Titan and Goodyear would negotiate in good faith to establish any modification to the first year requirements.

The original value of the supply agreement liability was recorded as a part of the fair value analysis performed for the purchase of the Goodyear Latin America Farm Tire business.  This analysis was performed by a third party with information provided by the Company.  The supply agreement liability was deemed necessary to represent the lost profit on these sales and was calculated using projected supply agreement sales and the expected margin on the non-farm tires if sold in a third party market.  The supply agreement liability was recorded as the present value of the cash flow from the calculated loss of profit.  The exact calculation was as follows:

	Fiscal Year Ending December 31,
	2011		2012		2013		2014
Implied revenue	R$	244,215	R$	244,215	R$	244,215	R$	244,215
Projected payments from Goodyear		213,500		213,500		213,500		213,500
Pre-tax loss of profit		30,715		30,715		30,715		30,715
Partial period		0.75		1.00		1.00		0.25
Periods discounting		0.38		1.25		2.25		2.38
Present value factor		0.9872		0.9579		0.9255		0.9215
Present value of cash flow	R$	22,741	R$	29,422	R$	28,428	R$	7,076

Supply agreement valuation in Brazilian Reais	R$	87,665
Exchange rate April 1, 2011		0.6152
Supply agreement valuation in US dollars		$53,931

The discount rate used for the valuation was 3.5% which reflects Goodyear’s credit rating of BB- over a three year period at the time the valuation was prepared.  The projected payments from Goodyear were based on the midpoint of the minimum and maximum sales per the agreement.  The loss of profit on the sales was based on a 12.6% pre-tax profit which was derived from the historical financial results of the Sao Paulo facility.  The projected payments from Goodyear were assumed to remain flat over the three year period with no increases or decreases in the projected payments.

A - 1